SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29691; File No. 812-13865]

COUNTRY Investors Life Assurance Company, et al.

June 9, 2011

<u>Agency</u>: Securities and Exchange Commission (the "Commission").

<u>Action:</u> Notice of application for an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act" or "Act"), approving certain substitutions of securities.

<u>Applicants</u>: COUNTRY Investors Life Assurance Company (the "Company"), COUNTRY Investors Variable Life Account (the "Life Account") and COUNTRY Investors Variable Annuity Account (the "Annuity Account") (together, the "Applicants")

<u>Summary</u>: Applicants seek an order pursuant to Section 26(c) of the 1940 Act approving the substitution of: (1) shares of the Fidelity VIP Index 500 Portfolio ("Replacement Portfolio A") of the Fidelity Variable Insurance Products Funds II (the "Fidelity Fund II") for shares of the COUNTRY VP Growth Fund ("Replaced Portfolio A") of the COUNTRY Mutual Funds Trust (the "COUNTRY Fund"); and (2) shares of the Fidelity VIP Investment Grade Bond Portfolio ("Replacement Portfolio B") of the Fidelity Variable Insurance Products Fund V (the "Fidelity Fund V") for shares of the COUNTRY VP Bond Fund ("Replaced Portfolio B") of the COUNTRY Fund. Shares of Replacement Portfolio A, Replacement Portfolio B, Replaced Portfolio A, and Replaced Portfolio B currently are held by the Life Account and the Annuity Account (each an "Account," together, the "Accounts") to support variable life insurance or variable

annuity contracts, respectively, issued by the Company (each a "Contract," collectively, the "Contracts").

Filing Date: The Application was filed on February 1, 2011 and amended and restated on May 13, 2011.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving Applicants with a copy of the request, personally or by mail. Hearing requests must be received by the Commission by 5:30 p.m. on July 5, 2011, and should be accompanied by proof of service on Applicants in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the requester's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, c/o Virginia L. Eves, Assistant General Counsel, Country Investors Life Assurance Company, 1701 N. Towanda Avenue, Bloomington, IL 61702-2901. Copies to Thomas E. Bisset, Esq., Sutherland Asbill & Brennan LLP, 1275 Pennsylvania Avenue, NW, Washington, DC 20004-2415.

For Further Information Contact: Alison T. White, Senior Counsel, or Joyce M. Pickholz, Branch Chief, Office of Insurance Products, Division of Investment Management, at (202) 551-6795.

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   The Company is a stock life insurance company organized under Illinois law in 1981. The Company is principally engaged in the offering of life insurance policies and annuity contracts, and is admitted to do business in 43 states. For purposes of the Act, the Company is the depositor and sponsor of each of the Accounts, as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts.

2.   Under the insurance law of Illinois, the assets of each Account attributable to the Contracts issued through that Account are owned by the Company, but are held separately from the other assets of the Company for the benefit of the owners of, and the persons entitled to payment under, those Contracts. Each Account is a "separate account" as defined by Rule 0-1(e) under the Act. Each Account is registered with the Commission as a unit investment trust (File No. 811-21394 (the Life Account); File No. 811-21330 (the Annuity Account)). Each Account is comprised of a number of subaccounts and each subaccount invests exclusively in one of the insurance dedicated mutual fund portfolios made available as investment options underlying the Contracts.

3.   The Life Account is currently divided into 57 subaccounts. The assets of the Life Account support variable life insurance contracts, and interests in the Account offered through such contracts have been registered under the Securities Act of 1933, as amended (the "1933 Act") on Form N-6 (File No. 333-106757).

4.   The Annuity Account is currently divided into 57 subaccounts. The assets of the Annuity Account support variable annuity contracts, and interests in the Account offered through such contracts have been registered under the 1933 Act on Form N-4 (File No. 333-104424).

5.   The Contracts are flexible premium variable life insurance and variable annuity contracts. The variable life insurance Contracts provide for the accumulation of values on a variable basis, a fixed basis, or a combination of both, throughout the insured's life, and for a death benefit upon the death of the insured. The variable annuity Contracts provide for the accumulation of values on a variable basis, a fixed basis, or a combination of both, during the accumulation period, and provide settlement or annuity payment options on a variable basis, a fixed basis, or a combination of both, during the income period. Under each of the Contracts, the Company reserves the right to substitute shares of one underlying fund for shares of another, or of another investment portfolio, including a portfolio of a different management investment company. The prospectuses for the Contracts and the Accounts contain the appropriate disclosure of this right.

6.   For as long as a variable life insurance Contract remains in force or a variable annuity Contract remains in force and has not yet been annuitized, a Contract owner may transfer all or any part of the Contract value from one subaccount to any other subaccount without limit, although certain restrictions apply to transfers to and from the fixed account interest investment option under the Contract funded by the Company's general account (the "Declared Interest Option"). The Company reserves the right to revoke or modify the transfer privilege to discourage excessive trading by Contract owners or to prevent transfers that may have a detrimental effect upon Contract owners, subaccount

unit values, the insurance dedicated mutual fund portfolios underlying the subaccounts or the Declared Interest Option. The Contracts reserve to the Company the right to assess a charge of $25 for transfers in excess of twelve per Contract year.

7.   The Company began offering the variable life insurance Contracts in January, 2004 (the "Original VLI Contracts") and discontinued offering the Original VLI Contracts on or about December 1, 2008 once the Company received state approval to offer an enhanced version of the Original VLI Contracts (the "New VLI Contracts"). Likewise, the Company began offering the variable annuity Contracts in January, 2004 (the "Original VA Contracts") and discontinued offering the Original VA Contracts on or about December 1, 2008 once the Company received state approval to offer an enhanced version of the Original VA Contracts (the "New VA Contracts"). The Company discontinued offering the New VLI Contracts and New VA Contracts on or about November 30, 2010.

8.   Currently, there are 34 underlying mutual fund investment options available under the Original VLI Contracts and the Original VA Contracts. Following the substitution transactions there will be 32 underlying mutual fund investment options available under the Original VLI Contracts and the Original VA Contracts.

9.   Under the New VLI Contracts and the New VA Contracts, there are 36 underlying mutual fund investment options available under the Contracts. Following the substitution transactions there will be 34 underlying mutual fund investment options available under the New VLI Contracts and the New VA Contracts.

10.   The COUNTRY Fund is organized as a Delaware business trust and registered as an open-end management investment company under the Act (File No. 811-10475). The

COUNTRY Fund currently offers 4 separate investment portfolios, two of which would be involved in the proposed substitutions, the Replaced Portfolios. The COUNTRY Fund issues a separate series of shares of beneficial interest in connection with each Replaced Portfolio and has registered such shares under the 1933 Act on Form N-1A (File No. 333-68270). COUNTRY Fund Management ("COUNTRY Advisor"), a separately identifiable department of COUNTRY Trust Bank, serves as the investment adviser to each Replaced Portfolio.

11.   The Fidelity Fund II is registered as an open-end management investment company under the Act (File No. 811-05511) and currently offers three (3) investment portfolios, each with multiple share classes. The Fidelity Fund II issues a series of shares of beneficial interest in connection with each portfolio and has registered such shares under the 1933 Act on Form N-1A (File No. 033-20773). Each portfolio of the Fidelity Fund II has entered into a management agreement with Fidelity Management & Research Company ("FMR") under which FMR acts as investment adviser for the portfolio. Under the management agreement and pursuant to an exemptive order issued by the Commission, FMR also acts as a manager of managers for Replacement Portfolio A, meaning that FMR has the responsibility to oversee sub-advisers for Replacement Portfolio A and recommend the hiring, termination and replacement of such sub-advisers. Subject to the approval of the Fidelity Fund II board of trustees but without a shareholder approval, FMR may replace or hire unaffiliated sub-advisers or amend the terms of their existing sub-advisory agreements.

12.   The Fidelity Fund V is registered as an open-end management investment company under the Act (File No. 811-05361) and currently offers thirty-one

(31) investment portfolios, each with multiple share classes. The Fidelity Fund V issues a series of shares of beneficial interest in connection with each portfolio and has registered such shares under the 1933 Act on Form N-1A (File No. 033-17704).

13.   The investment objectives of each Replaced Portfolio and Replacement Portfolio are as follows:

a.   Replaced Portfolio A and Replacement Portfolio A: The COUNTRY VP Growth Fund seeks growth of capital and dividend income, if any, will be incidental to this objective. The Fidelity VIP Index 500 Portfolio seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500 Index.

b.   Replaced Portfolio B and Replacement Portfolio B: The COUNTRY VP Bond Fund seeks maximum total return consistent with preservation of capital. The Fidelity VIP Investment Grade Bond Portfolio seeks as high a level of current income as is consistent with the preservation of capital.

14.   The advisory fees, other expenses and total operating expenses (before and after any contractual waivers and reimbursements) for the year ended December 31, 2010, expressed as an annual percentage of average daily net assets, of the Replaced Portfolios and the Replacement Portfolios are as follows:

	Replaced Portfolio A COUNTRY VP Growth Fund	Replacement Portfolio A Fidelity VIP Index 500 Portfolio
Advisory Fees	.75%	.10%
Distribution and/or 12b-1 Fees	N/A	.25%
Other Expenses	.65%	0.00%
Total Operating Expenses	1.40%	.35%
Less Contractual Fee Waivers and Expense Reimbursements	(.50%)	0.00%
Net Operating Expenses	.90%	.35%

	Replaced Portfolio B COUNTRY Bond Fund	Replacement Portfolio B Fidelity VIP Investment Grade Bond Portfolio
Advisory Fees	.50%	.32%
Other Expenses	.67%	.11%
Total Operating Expenses	1.17%	.43%
Less Contractual Fee Waivers and Expense Reimbursements	(.46%)	(.01%)
Net Operating Expenses	.71%	.42%

15.   The investment performance of each Replacement Portfolio compares favorably

to the investment performance of the corresponding Replaced Portfolio. For the last fiscal

year, the investment performance of Replacement Portfolio B significantly exceeded the

investment performance of Replaced Portfolio B while the investment performance of

Replacement Portfolio A slightly trailed the investment performance of Replaced

Portfolio A. For the last five fiscal year period and ten fiscal year/since inception period,

the investment performance of Replacement Portfolio A trailed the investment

performance of Replaced Portfolio A, however, much of that underperformance can be

traced directly to the extraordinary market conditions that existed in fiscal year 2008. In

that regard, Replacement Portfolio A significantly outperformed Replaced Portfolio A in

fiscal year 2009. For the last five fiscal year period and for the ten fiscal year/since

inception period, the investment performance of Replacement Portfolio B exceeded the

investment performance of Replaced Portfolio B. In addition, each Replacement Portfolio

has a longer history of investment performance than that of the corresponding Replaced

Portfolio.

16.   For those Contracts that are in force on the date of the proposed substitutions, the

Company will take the following action during the twenty-four months following the date

of the proposed substitutions. On the last day of each fiscal period (not to exceed a fiscal quarter), the Company will reimburse Contract owners to the extent that the sum of the operating expenses of the Replacement Portfolio (taking into account any fee waivers and expense reimbursements) and subaccount expenses for such period exceed, on an annualized basis, the sum of the operating expenses of the corresponding Replaced Portfolio (taking into account any fee waivers and expense reimbursements) and subaccount expenses for the fiscal year preceding the date of the proposed substitution. In addition, for twenty-four months following the proposed substitutions, the Company will not increase asset-based fees or charges for Contracts outstanding on the date of the proposed substitutions.

17.   The Board of Trustees of the COUNTRY Fund voted to close the Replaced Portfolios to new investment as of April 29, 2011, and to liquidate the Replaced Portfolios on or before June 30, 2012, the Liquidation Date. In turn, the COUNTRY VP Growth Fund Subaccount and the COUNTRY VP Bond Fund Subaccount (together the "Discontinued Subaccounts") that invest in Replaced Portfolio A and Replaced Portfolio B, respectively, also are no longer available for new investments (allocation of premium payments and transfers) as of April 29, 2011 (the "Closing Date") and will be discontinued altogether under the Contracts on a date no later than the Liquidation Date.

18.   If the Commission grants this request for substitution relief, Contract owners' investment in the COUNTRY VP Growth Fund Subaccount and the COUNTRY VP Bond Fund Subaccount will automatically be transferred to the applicable Fidelity VIP Index 500 Portfolio Subaccount and the Fidelity VIP Investment Grade Bond Portfolio Subaccount (the "Replacement Subaccounts"), respectively, as of a date determined by the Company following receipt of a Commission order granting substitution relief (the

"Substitution"). Contract owners will receive advance notice of the date of the Substitution (the "Substitution Date").

19.   By supplements to the prospectuses for the registration statements of the Accounts filed with the Commission on February 2, 2011 (collectively, the "2011 Supplements"), the Company notified owners of the Contracts of its intention to take the necessary actions, including seeking the order requested by this amended and restated application, to carry out the proposed substitutions as described herein.

20.   The 2011 Supplements advised Contract owners that accumulated Contract value may continue to remain in the Discontinued Subaccounts after the Closing Date until the Substitution Date. After the Closing Date, however, Contract owners will not be able to allocate premium payments or transfer accumulated Contract value to the Discontinued Subaccounts from the Declared Interest Option or from the other subaccounts available under the Contract. Prospectuses for the Contracts dated May 1, 2011 also provided Contract owners the same information included in the 2011 Supplements as well as more detailed information regarding each Replaced Portfolio and each Replacement Portfolio.

21.   In addition, the Company has forwarded to each Contract owner invested in a Replaced Portfolio the most recent prospectus for the Replaced Portfolio and the corresponding Replacement Portfolio.

22.   From the date of the 2011 Supplements, Contract owners may transfer accumulated Contract value from the Discontinued Subaccounts to the Declared Interest Option and the other subaccounts available under the Contract free of charge and without such transfers counting against the number of free transfers allowed each Contract year. For 30 days following the Substitution Date, Contract owners whose accumulated

Contract value was transferred to the Replacement Subaccounts as a result of the Substitution may transfer accumulated Contract value from the Replacement Subaccounts to the Declared Interest Option and the other subaccounts available under the Contract free of charge and without such transfers counting against the number of free transfers. Although the Company has no present intention to increase the charge for transfers under the Contracts, the Company will agree not to exercise any rights reserved by it under the Contracts to impose additional charges for transfers until at least 30 days after the Substitution Date.

23.　　　Within five days after the Substitution Date, Contract owners who are affected by the substitutions will be sent a written notice informing them that the substitutions were carried out. The notice also will reiterate the facts that: (1) for at least 30 days after the Substitution Date, the Company will not exercise any rights reserved by it under the Contract to impose additional charges for transfers; and (2) for 30 days following the Substitution Date, Contract owners may transfer accumulated Contract value that was transferred into the Replacement Subaccounts as a result of the substitution out of the Replacement Subaccounts and into the Declared Interest Option and the other subaccounts available under the Contracts free of charge and without such transfers counting against the number of free transfers allowed each Contract year.

24.　　　The Company will carry out the proposed substitutions by redeeming shares of each Replaced Portfolio held by the Accounts for cash and applying the proceeds to the purchase of shares of the corresponding Replacement Portfolio. Redemption requests and purchase orders will be placed simultaneously so that Contract values will remain fully invested at all times. All redemptions of shares of the Replaced Portfolios and purchases of shares of the Replacement Portfolios will be effected in accordance with Rule 22c-1 of the Act.

25.   The proposed substitutions will take place at relative net asset value and will not result in a change in the amount of any Contract owner's accumulated Contract value or death benefit, or in the dollar value of his or her investment in any of the Accounts. Contract owners will not incur any fees or charges as a result of the proposed substitutions, nor will their rights or the Company's obligations under the Contracts be altered in any way. All applicable expenses incurred in connection with the proposed substitutions, including brokerage commissions and legal, accounting, and other fees and expenses, will be paid by the Company. In addition, the proposed substitutions will not result in adverse tax consequences for, and will not alter, the tax benefits to Contract owners. The proposed substitutions will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the proposed substitutions than before the proposed substitutions.

26.   Applicants believe that Contract owners will be better off with the Replacement Portfolios than with the Replaced Portfolios, and that the proposed substitutions also are unlike the type of substitution that Section 26(c) was designed to prevent.

Conclusion:

For the reasons and upon the facts set forth above, Applicants submit that the requested order meets the standards set forth in Section 26(c). Applicants request an order of the Commission, pursuant to Section 26(c) of the Act, approving the Substitutions.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Cathy H. Ahn
Deputy Secretary